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                    [LETTERHEAD OF XPEDITE SYSTEMS, INC.]


                              November 19, 1997



Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

      Re: Xpedite Systems, Inc. (the "Registrant") - Withdrawal of Registration Statement on Form S-4 (File No. 333-35899)
           --------------------------------------------------------

Ladies and Gentlemen:

           Pursuant to Rule 477 of the Securities Act of 1933, the Registrant hereby respectfully requests the Securities and Exchange Commission's consent to the withdrawal of the Registration Statement on Form S-4, File No. 333-35899 (as amended through the date hereof, the "Registration Statement"), of the Registrant. The Registrant has terminated the Agreement and Plan of Merger dated as of August 8, 1997 with Xpedite Acquisition Corp. and, accordingly, no longer desires to pursue the transactions contemplated by the Registration Statement.

           Upon the grant of the Commission's consent hereto, please return a dated copy of the order granting such withdrawal, which order shall state "Withdrawn upon the request of the registrant, the Commission consenting thereto." We would appreciate it if such order would be placed in File No. 333-35899.

           Please do not hesitate to contact the undersigned or Neil Torpey, Esq. of Paul, Hastings, Janofsky & Walker LLP, counsel to the Company, at (212) 318-6034 with any questions with regard to this matter.



                                       Very truly yours,

                                       XPEDITE SYSTEMS, INC.


                                       By: /s/ Robert S. Vaters
                                          -------------------------------------
                                             Robert S. Vaters
                                             Executive Vice President - Finance
                                             and Chief Financial Officer